Exhibit 99.3

Ordinary and Extraordinary General Meeting of Shareholders

The Voting Instructions must be signed, completed and received at the indicated address prior to

5:00 P.M. (New York City time) on June 8, 2017 for action to be taken.

2017 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

DBV Technologies S.A. (the “Company”)

CUSIP No.:	23306J101.

ADS Record Date:	May 11, 2017 (date to determine ADS Holders who are to receive these materials and who are eligible to give voting instructions to the Depositary upon the terms described herein).

French Record Date:	June 13, 2017, at 12:01 A.M. (Paris time) (Date on which ADS Holders are required under French law to hold their interest in the Deposited Securities in order to be eligible to vote at the Ordinary and Extraordinary General Meeting of Shareholders).

Meeting Specifics:	Ordinary and Extraordinary General Meeting of Shareholders to be held on June 15, 2017 at 8:30 A.M. (local time) at 177-181 avenue Pierre Brossolette—92120 Montrouge—France (the “Meeting”).

Meeting Agenda:	Please refer to the Company’s Notice of Meeting at https://www.dbv-technologies.com/en/investor-relations/general-meeting.

Depositary:	Citibank, N.A.

Deposit Agreement:	Deposit Agreement, dated as of October 24, 2014.

Deposited Securities:	Ordinary shares, nominal value €0.10 per Share, of the Company.

Custodian:	Citibank Europe plc.

You as the undersigned holder, as of the ADS Record Date, of the American Depositary Share(s) issued under the Deposit Agreement (“ADSs”) and identified above, acknowledge receipt of a copy of the Depositary’s Notice of Meeting and hereby authorize and direct the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof. You recognize that any sale, transfer or cancellation of your ADSs before the French Record Date will invalidate these voting instructions if the Depositary is unable to verify your continued ownership of ADSs as of the French Record Date.

If the Depositary receives from a Holder voting instructions which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of all resolutions endorsed by the Company’s board of directors. Deposited Securities represented by ADSs for which no timely voting instructions are received by the Depositary from the Holder shall not be voted. Additionally, the Company has informed the Depositary that, under French company law, shareholders holding a certain percentage of the Company’s Shares, the workers’ council or the board of directors may submit a new resolution and the board of directors may also modify the resolutions proposed in the Company’s Notice of Meeting. In such case, ADS Holders who have given prior instructions to vote on such resolutions shall be deemed to have voted in favor of the new or modified resolutions if approved by the Board and against if not approved by the Company’s board of directors.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Agenda

Ordinary Resolutions:

1.	Approval of the financial statements for the year ended December 31, 2016;

2.	Approval of the consolidated financial statements for the year ended December 31, 2016;

3.	Allocation of income for the year;

4.	Special report by the Statutory Auditors on related-party agreements and commitments and approval of these agreements;

5.	Renewal of Deloitte & Associés as Statutory Auditor;

6.	Non-renewal and non-replaced of the BEAS firm as alternate auditor;

7.	Appointment of Ms. Julie O’Neill as Director, in addition to the current Board members;

8.	Amount of the directors’ fees allocated to Board members;

9.	Approval of the principles and criteria for the determination, distribution and allocation of the fixed, variable and extraordinary compensation components and the benefits of any kind to be attributed to Pierre-Henri Benhamou, Chairman and Chief Executive Officer;

10.	Approval of the principles and criteria for the determination, distribution and allocation of the fixed, variable and extraordinary compensation components and the benefits of any kind to be attributed to David Schilansky, Executive Vice President (Chief Operating Officer);

11.	Approval of the principles and criteria for the determination, distribution and allocation of the fixed, variable and extraordinary compensation components and the benefits of any kind to be attributed to Laurent Martin, Executive Vice President;

12.	Authority to be given to the Board of Directors to buy back its own shares pursuant to Article L. 225-209 of the Commercial Code, the duration of the authorization, purpose, conditions, ceiling, and suspension in a public offering period;

Extraordinary Resolutions:

13.	Authorization to be granted to the Board of Directors to cancel the shares bought back by the company in the context of the mechanism stipulated by Article L. 225-209 of the Commercial Code, length of the authorization, cap, and suspension in a public offering period.

14.	Authorization given to the Board of Directors to grant stock subscription and/or purchase options to members of salaried employees and/or certain corporate officers of the company or affiliated companies, shareholder waiver of their preemptive rights, duration of the authorization, maximum amount, exercise price, maximum term of the option;

15.	Authorization to the Board of Directors to allocate free existing and/or future shares to salaried employees and/or certain corporate officers of the company or affiliated companies, shareholder waiver of their preemptive rights, duration of the authorization, maximum amount, duration of vesting periods specifically in case of disability and holding periods, if any;

16.	Delegation of powers to be granted to the Board of Directors to issue stock warrants (BSA), warrants for the subscription and/or purchase of new and/or existing shares (BSAANE), and/or warrants for subscription and/or acquisition of new and/or existing redeemable shares (BSAAR) eliminating preemptive rights, reserved for a category of persons, maximum par value of the capital increase, duration of the delegation, exercise price, suspension during a public offering period;

17.	Delegation of powers to be granted to the Board of Directors to increase capital through the issue of shares of commons stock and/or securities giving rights to equity, without preemptive subscription right, in favor of the members of a company savings plan, pursuant to Articles L. 3332-18 et seq. of the Labor Code, duration of the delegation, maximum nominal amount of the capital increase, issue price, possibility of allotting free shares pursuant to Article L. 3332-21 of the Labor Code, suspension during a public offering period;

18.	Amendment to Article 36 of the bylaws;

19.	Powers to complete formalities.

The Depositary has been informed by the Company that its board recommends a “FOR” vote on all resolutions.

Issues	DBV Technologies S.A.

Ordinary Resolutions

	For	Against	Abstain
Resolution 1	☐	☐	☐
Resolution 2	☐	☐	☐
Resolution 3	☐	☐	☐
Resolution 4	☐	☐	☐
Resolution 5	☐	☐	☐
Resolution 6	☐	☐	☐
Resolution 7	☐	☐	☐
Resolution 8	☐	☐	☐
Resolution 9	☐	☐	☐
Resolution 10	☐	☐	☐
Resolution 11	☐	☐	☐
Resolution 12	☐	☐	☐

Extraordinary Resolutions

	For	Against	Abstain
Resolution 13	☐	☐	☐
Resolution 14	☐	☐	☐
Resolution 15	☐	☐	☐
Resolution 16	☐	☐	☐
Resolution 17	☐	☐	☐
Resolution 18	☐	☐	☐
Resolution 19	☐	☐	☐

Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue if endorsed by the Company’s board of directors.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” Voting Instruction for such issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the line	Signature 2 - Please keep signature within the line	Date (mm/dd/yyyy)

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